UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                      Safe Technologies International, Inc.
                                (Name of Issuer)

                         Common Stock, $.00001 per share
                         (Title of Class of Securities)

                                   786416 10 7
                                 (CUSIP Number)

                             Gerald W. Gritter,Esq.
                          English, McCaughan & O'Bryan
                         100 N.E. 3rd Avenue, Suite 1100
                            Fort Lauderdale, FL33301
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 9, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.        786416 10 7             Page     1      of     10      Pages
          --------------------------          ----------    -----------


   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Franklin L. Frank

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  |_|
                                                            (b)  |_|

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         00

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                      |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                      7     SOLE VOTING POWER

     NUMBER OF              0
       SHARES
    BENEFICIALLY      8     SHARED VOTING POWER
      OWNED BY
        EACH                219,595,535
     REPORTING
       PERSON         9     SOLE DISPOSITIVE POWER
        WITH
                            0

                     10     SHARED DISPOSITIVE POWER

                            219,595,535


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         219,595,535

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*  |_|


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.1%

  14     TYPE OF REPORTING PERSON*

         IN

                                  SCHEDULE 13D


CUSIP No.        786416 10 7              Page     2      of     10       Pages
          --------------------------           ----------    ------------


   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         Ruth Deutsch
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  |_|
                                                            (b)  |_|

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         00
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                      |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                       7     SOLE VOTING POWER

      NUMBER OF              0
        SHARES
     BENEFICIALLY      8     SHARED VOTING POWER
       OWNED BY
         EACH                219,595,535
      REPORTING
        PERSON         9     SOLE DISPOSITIVE POWER
         WITH
                             0

                      10     SHARED DISPOSITIVE POWER

                             219,595,535


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         219,595,535

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*  |_|


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         31.1%

  14     TYPE OF REPORTING PERSON*

         IN

                                  SCHEDULE 13D


CUSIP No.        786416 10 7             Page     3     of     10      Pages
          --------------------------          ---------    ----------


   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

         LVDB, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  |_|
                                                            (b)  |_|

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         00

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                      |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada

                       7     SOLE VOTING POWER

        NUMBER OF            34,000,000
          SHARES
       BENEFICIALLY    8     SHARED VOTING POWER
         OWNED BY
          EACH               0
        REPORTING
         PERSON       9      SOLE DISPOSITIVE POWER
          WITH
                             34,000,000

                      10     SHARED DISPOSITIVE POWER

                             0


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         34,000,000

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*  |_|


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.8%

  14     TYPE OF REPORTING PERSON*

         CO

                                  SCHEDULE 13D


CUSIP No.        786416 10 7           Page     4     of     10      Pages
          ---------------------             ---------    ----------


   1     NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
         Kenneth Frank

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)  |_|
                                                           (b)  |_|

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
         00

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                      |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

                       7     SOLE VOTING POWER

                             34,000,000
       NUMBER OF
         SHARES         8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY              34,000,000
          EACH
       REPORTING        9     SOLE DISPOSITIVE POWER
         PERSON
          WITH                34,000,000

                       10     SHARED DISPOSITIVE POWER

                              34,000,000


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         68,000,000

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*  |_|


  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.6%

  14     TYPE OF REPORTING PERSON*

         IN

Item 1.  Security and Issuer

Item 2.  Security and Issuer

         This statement relates to the common stock, $.0001 par value per share (the "Common Stock" or "Shares"), of Safe Technologies International, Inc., a Delaware corporation ("STII") (formerly known as Safe Aid Products Incorporated). The principal executive offices of STII are located at 249 Peruvian Avenue, Palm Beach, Florida 33480.

Item 3.  Identity and Background

         This Schedule is being filed by (i) Franklin L. Frank, an individual who is a director of STII and whose principal occupation is being a private investor, (ii) Ruth Deutsch, an individual whose principal occupation is being an administrative assistant at LVDB, Inc and also being an officer and administrative assistant at a few other privately held companies, (iii) Kenneth Frank, an individual whose principal occupation is being the President of LVDB, Inc. and (iv) LVDB, Inc., a Nevada corporation ("LVDB") principally engaged in making venture capital and other investments (collectively, sometimes referred to herein as the "Reporting Persons").

         All of the individuals listed in this Item 2 are United States citizens and the business addresses for Franklin Frank and Kenneth Frank is 525-B Broadway Mall, Hicksville, New York 11801. The residence address for Ruth Deutsch is 3401 South Ocean Blvd., No. 6, Highland Beach, Florida 33487.

         LVDB is a Nevada corporation and its business address is 525 -B Broadway Mall, Hicksville, New York 11801. The sole shareholder of LVDB is Ruth Deutsch. Kenneth Frank is the sole executive officer of LVDB. Kenneth Frank and Ruth Deutsch are the directors of LVDB.

         During the last five years, none of the persons listed in this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 4.  Source and Amount of Funds or Other Consideration

         No funds were directly expended in the acquisition of STII's Shares. The Shares were issued to each of the Reporting Persons pursuant to a merger agreement dated August 29, 1997, as amended (the "Merger Agreement"), between STII and Intelligence Network International, Inc. ("INI"). The Shares were issued to each Reporting Person in exchange for all of the common stock of INI held by each Reporting Person upon the closing of the Merger.

Item 5.  Purpose of Transaction

         In respect of the merger of STII and INI (the "Merger") , STII issued an aggregate of 585,819,936 shares of its Common Stock in exchange for all of the issued and outstanding common stock of INI. The Merger closed on February 9, 1998 and was effected upon filing a Certificate of Merger with the Delaware Secretary of State and Articles of Merger with the Florida Secretary of State on February 9, 1998.

         The Shares were acquired by each Reporting Person in exchange for the common stock of INI held by each Reporting Person and were acquired for investment purposes. Each Reporting Person will monitor his/her respective investments in STII and will determine the most appropriate action to take. The Shares were issued to each Reporting Person in private transactions pursuant to
Section 4(2) of the Securities Act of 1933, as amended ("Securities Act"), and thus the resale of the Shares is restricted. Additionally, each Reporting Person has entered into a Shareholder's Agreement which further restricts their resale of the Shares under Rule 144 of the Securities Act.

         Pursuant to the terms of the Merger Agreement, effective on the closing of the Merger, all of the persons who were previously officers and directors of STII resigned. The new officers and directors of Safe Aid are Barbara Tolley, Chief Executive Officer and Chairman, Michael Bhathena, Vice President and Chief Information Officer, Bradford Tolley, Secretary and Treasurer, Charles Martus, Director, Jack Tolley, Director, Franklin Frank, Director and Robert Alexander, Director. Moreover, the name of STII was changed from Safe Aid Products Incorporated to Safe Technologies International, Inc.

         The Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of STII or the disposition of securities of STII, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (C) a sale or transfer of a material amount of assets of STII or any of its subsidiaries, (d) any change, in the present board of directors or management of STII, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in STII's business or corporate structure, (f) any change in STII's charter, by-laws or instruments correspondence thereto or other actions which may impede the acquisition of control of STII by any person, (g) a class of securities of STII to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (h) a class of equity securities of STII becoming eligible for termination of registration pursuant to Section 12(g)
(4) of the Securities Exchange Acts of 1934 or (i) any action similar to any of those enumerated above.

Item 6.  Interest in Securities of the Issuer

         (a) The Reporting Persons are deemed to beneficially own 219,595,535 shares of STII's Common Stock, representing approximately 31.1% of STII's issued and outstanding Common Stock. These shares include 34,000,000 shares held directly by LVDB. Ruth Deutsch own all of the issued and outstanding shares of LVDB, and by virtue of this relationship is deemed to be the beneficial owner of 100% of the Common Stock owned by LVDB.

                  Ruth Deutsch directly owns 185,595,535 shares of STII's Common Stock. Under the federal securities laws, Franklin Frank is deemed to be the beneficial owner of all STII Common Stock owned by his wife; however, pursuant to Rule 16a-1(4) of the Exchange Act, Mr. Frank disclaims any beneficial interest in the STII Common Stock owned by his wife. Ruth Deutsch also disclaims that her husband has any beneficial interest in the STII Common Stock owned by her.

                  Kenneth Frank directly owns 34,000,000 shares of STII's Common Stock. By virtue of his position as President and a Director of LVDB, Mr. Frank may be considered the beneficial owner of the 34,000,000 shares of STII's Common Stock owned by LVDB. However, Kenneth Frank disclaims any beneficial ownership of the Common Stock, inasmuch as he does not exercise dispositive or voting power over the Common Stock nor does he possess any pecuniary interest in the Common Stock.

         (b) By virtue of their marital relationship, Franklin Frank and Ms. Deutsch may be deemed to share voting and dispositive power over the 34,000,000 shares of STII's Common Stock owned by LVDB. Franklin Frank and Ms. Deutsch may also be deemed to share voting and dispositive power with respect to the 185,595,535 shares of Common Stock owned by Ms. Deutsch. As previously noted, Franklin Frank disclaims any beneficial interest in STII's Common Stock owned by his wife, and Ruth Deutsch disclaims any beneficial interest in STII's Common Stock owned by her husband. Kenneth Frank has sole voting and dispositive power over the 34,000,000 shares of STII's Common Stock directly owned by him.

         (c) Except as set forth above, none of the Reporting Persons has effected any transactions in the shares of Common Stock during the last sixty days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of STII to which any of the Reporting Persons is a party or is subject.

Item 7.           Materials to be filed as Exhibits


                  (a) Joint Filing Agreement pursuant to Rule 13d-1(f)
                  (b) Merger Agreement dated August 29, 1997, as amended between
                      STII and INI
                  (c) Extension Agreement dated October 31, 1997
                      between STII and INI.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 18, 1998                        /s/ Franklin L. Frank
                                                ---------------------
                                                Franklin L. Frank


Dated: February 18, 1998                        /s/ Ruth Deutsch
                                                ----------------
                                                Ruth Deutsch

Dated: February 18, 1998                        /s/ Kenneth Frank
                                                -----------------
                                                Kenneth Frank


Dated: February 18, 1998                        LVDB, INC., a Nevada corporation

                                                By: /s/ Kenneth Frank
                                                    -----------------
                                                    Kenneth Frank, President